ЮКОС

НЕФТЯНАЯ КОМПАНИЯ «ЮКОС»

02 AUG 19 AM 9:03

02049357

File No. 141416

82-4209

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street
Washington, D.C. 20549
United States of America

August ___, 2002

SUPPL

Attn: Special Counsel/Office of International Corporate Finance

PROCESSED
AUG 21 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

This submission is being made by YUKOS, an open joint stock company created and existing in accordance with the laws of the Russian Federation (the "Company"), as part of the Company's obligations required to maintain the exemption granted to the Company from the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) promulgated thereunder ("Rule 12g3-2(b)").

Attached hereto are Annexes (1): brief descriptions of material events affecting the Company's business; (2): Minutes of voting at a Board of Directors meeting; (3): English summaries of press releases that were made public and available to shareholders and published in the mass media and on the Company's Internet site. Annexes 1 and 2 are required to be filed by the Company with the Federal Commission for the Securities Market of the Russian Federation (FCSM).

Sincerely,

dw 8/19

Россия, 107045, Москва, Уланский пер. 26
Тел.: (095) 232-3161, факс: (095) 232-3160